I HEREBY CERTIFY THAT THIS IS A COPY
OF A DOCUMENT FILED WITH THE
REGISTRAR OF COMPANIES
JUL 11 1994

D. C. Preston

FOR REGISTRAR OF COMPANIES
FOR THE PROVINCE OF BRITISH COLUMBIA

FORM 21

PROVINCE OF BRITISH COLUMBIA

Incorporation No. 355819

COMPANY ACT

SPECIAL RESOLUTION

The following Special Resolutions were passed by the undermentioned Company on the date stated:

Name of Company: BEMA GOLD CORPORATION

Date Resolution passed: June 22, 1994

Resolutions:

"RESOLVED, as a Special Resolution, that:

(a) the authorized capital of the Company be increased from 100,000,000 common shares without par value to 300,000,000 common shares without par value; and

(b) the Memorandum of the Company be altered by deleting paragraph 2 in its entirety and substituting the following therefor:

'2. The authorized capital of the Company consists of 300,000,000 common shares without par value.' "

THE ALTERED MEMORANDUM IS ATTACHED HERETO AS SCHEDULE 'A'.

Certified a true copy the 22nd day of June, 1994.

(Signature)

President and Director
(Relationship to Company)

SCHEDULE 'A'

Province of British Columbia Company Act

ALTERED MEMORANDUM
(As altered by Special Resolution passed on June 22, 1994)

of

BEMA GOLD CORPORATION

1. The name of the Company is **BEMA GOLD CORPORATION**

2. The authorized capital of the Company consists of THREE HUNDRED MILLION (300,000,000) Common Shares without par value.